UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On January 26, 2026 (the “Effective Date”), SaverOne 2014 Ltd., a company established in the State of Israel (“SaverOne”), entered into an Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (“VisionWave”), to develop an RF-based defense and security technology platform.

Pursuant to the Exchange Agreement, subject to the terms and conditions set forth therein, there is contemplated a three-stage equity exchange and strategic collaboration between the two companies where, subject to the satisfaction of specified milestones and the obtaining of required corporate and regulatory approvals, VisionWave may acquire approximately 51% of the issued and outstanding capital of SaverOne for aggregate consideration of $7,000,000 in equity of VisionWave, comprised of shares of common stock of VisionWave (the “VisionWave Common Stock”).

Staged Investment

In the first stage, following (and subject to) the approval of the transactions contemplated under the Exchange Agreement by SaverOne’s shareholders, SaverOne will receive $2.74 million VisionWave Common Stock and VisionWave will receive 19.99% equity in SaverOne’s issued and outstanding share capital as of the Effective Date (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement). Upon achievement of the first operational integration milestone (“Milestone 1”), SaverOne will issue VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement), in exchange for VisionWave Common Stock valued at approximately $2.74 million. Thereafter, upon achievement of a commercial or defense pilot milestone (“Milestone 2”), SaverOne will issue VisionWave ordinary shares representing 11.02% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement) in exchange for VisionWave common stock valued at approximately $1.51 million. If all transaction milestones are satisfied as contemplated under the Exchange Agreement, VisionWave will hold approximately 51% of the issued and outstanding capital of SaverOne.

The number of VisionWave Common Stock issued in each stage is determined based on a five-day VWAP of the VisionWave Common Stock immediately preceding the applicable investment stage closing.

In addition, in order to preserve the agreed economic value of the VisionWave Stock issuable to SaverOne, in the event that the market price of the VisionWave Common Stock declines by more than 10% from the VWAP price for any stage during the ten (10) trading days following issuance, then VisionWave undertook to issue additional VisionWave Common Stock or pre-funded warrant to make up the shortfall, subject to compliance with Nasdaq rules.

Board Representation

Following (and subject to) the completion of each investment stage, VisionWave will be entitled to designate one Class III member to SaverOne’s board of directors. Currently the SaverOne board is comprised of five members but will be increased to meet the additional director designations.

SaverOne Shareholder Approval

The transactions contemplated under the Exchange Agreement requires the approval of the shareholders of SaverOne. SaverOne plans to hold a special meeting of its shareholders in an attempt to obtain the requisite shareholder approval.

Registration Rights

Within ten (10) business days following the approval of the Transaction by SaverOne’s shareholders, VisionWave undertook to prepare and file with the SEC a registration statement on Form S-1 (or, if eligible, Form S-3) or such other appropriate form (the “Registration Statement”) covering the resale of such VisionWave Common Stock by SaverOne and its permitted transferees. VisionWave shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable thereafter and to maintain such effectiveness for a period of at least two (2) years or until all registered VisionWave Common Stock have been sold or may be sold without restriction under Rule 144 under the Securities Act, whichever occurs first.

Use of Proceeds

Under the terms of the Exchange Agreement, SaverOne shall use no less than 50% of the economic value of the VisionWave Common Stock (and any proceeds from sales thereof, subject to registration) primarily for the development, commercialization, and operation of the RF Platform, with detailed budgets and reporting requirements to be mutually agreed and monitored quarterly by a joint oversight committee.

Management Equity Grants

In parallel with the transactions contemplated under the Exchange Agreement, certain members of SaverOne’s management shall receive grants of VisionWave Common Stock under VisionWave’s equity incentive plan with an aggregate value of up to $3,000,000 (based on the VWAP Average Price as of the grant date), subject to consulting agreements, vesting schedules corresponding to the achievement of Milestone 1 and Milestone 2, performance milestones tied to the RF Platform, transfer restrictions, clawback provisions (e.g., for cause termination), and other customary terms to be set forth in separate award agreements.

Non-Competition

For a period of two (2) years following the final Closing Date, each of SaverOne and VisionWave undertook not, directly or indirectly, compete with the other Party within the “Field of Use’, which is defined to mean the means the development, integration, testing, commercialization, and operation of the RF Platform solely for defense and security applications, as described in the Exchange Agreement.

Termination

The Exchange Agreement may be terminated by either party if the initial stage 1 closing has not occurred within seventy-five (75) days following the Effective Date, or any subsequent closing has not occurred within ninety (90) days following achievement of the applicable milestone, provided that the terminating Party is not then in material breach of this Agreement or if the other party breaches any representation, warranty, or covenant contained herein in any material respect, and such breach is not cured within sixty (60) days following written notice thereof (or ten (10) days if the breach relates to a payment obligation).

In addition, VisionWave may terminate the Exchange Agreement if any milestone is not achieved within twelve (12) months following the prior closing (or the effective date for Milestone 1).

Fairness Opinion and Valuation

In connection with its approval of the Exchange Agreement, SaverOne’s Board of Directors obtained an independent fairness opinion and valuation analysis from BDO Consulting Group, which concluded that the transaction is fair, from a financial point of view, to SaverOne and its stockholders. The SaverOne Board considered the fairness opinion, strategic rationale, market opportunity, and regulatory considerations in unanimously approving the transaction.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as an exhibit to this report on Form 6-K.

The press release attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Exchange Agreement dated as of January 26, 2026 between SaverOne 2014 Ltd and VisionWaver Holdings, Inc.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. SaverOne undertakes no obligation to update any forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2026	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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